TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

March 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg / Lilyanna Peyser

RE:	TMD Energy Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333- 283704) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern time on March 31, 2025, or as soon thereafter as practicable.

The Company understands that the sole managing underwriter has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Lawrence Venick of Loeb & Loeb LLP, the Company’s counsel, at +852.5600.0188 or via e-mail at lvenick@loeb.com with any questions you may have concerning this request. In addition, please notify our counsel when this request for acceleration has been granted.

Very truly yours,

TMD ENERGY LIMITED

By:	/s/ Dato’ Sri Kam Choy Ho
Name:	Dato’ Sri Kam Choy Ho
Title:	Chief Executive Officer